SOCIAL MEDIA POSTS

 **Streamline 66** ✓ @streamline66 · 1m

Stacy Nieuwoudt, Elliott nominee for Phillips 66's (NYSE: PSX) Board, says simplifying the company can make it more competitive and better positioned for the future. Vote the GOLD card FOR Elliott's nominees and proposal calling for annual elections for all Board seats.



Phillips 66 is a wonderful company with fantastic assets.

 Stacy Nieuwoudt, Elliott
nominee for Phillips 66's Board
and former energy investor

STREAMLINE 66

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Nieuwoudt, Elliott Board Nominee, Sees 'Fantastic' Phillips 66 Assets



Streamline 66 ✔ @streamline66 · 2m

Elliott, which is a top-five shareholder in Phillips 66 (NYSE: PSX), isn't pushing for quick fixes. On the #Streamline66 podcast, Partner John Pike emphasizes that meaningful change happens over a "multi-year period." Watch the episode:



We only win if all [Phillips 66] shareholders win. Short-term fixes or changes literally do nothing for us.

John Pike, Elliott Partner

STREAMLINE 66

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Elliott's John Pike: Phillips 66 Needs Much More than Quick Fixes

From streamline66.com



Streamline 66 ✅ @streamline66 · 3m

Sigmund Cornelius, Elliott nominee for Phillips 66's (NYSE: PSX) Board and former CFO of ConocoPhillips, thinks the Company's quality midstream assets need to be "liberated" to realize their full potential. Listen to the full podcast interview on #Streamline66:

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